UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____.

Commission File No. 001-11595

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, TN 37421
(423) 899-5898

REQUIRED INFORMATION

The following financial statements and schedules of the Astec Industries, Inc. 401(k) Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Astec Industries, Inc. 401(k) Retirement Plan
Index to Financial Statements and Supplemental Schedules on Form 11-K
For the Year Ended December 31, 2024

Report of Independent Registered Public Accounting Firm

To Plan Administrator and Plan Participants of the
Astec Industries, Inc. 401(k) Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Astec Industries, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of delinquent participant contributions for the year ended December 31, 2024 and schedule of assets (held at end of year) as of December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC, PC

We have served as the Plan's auditor since 2013.

Chattanooga, Tennessee
June 25, 2025

Astec Industries, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2024	2023
Assets
Investments:
Investments, at fair value	$310,084,024	$277,041,599
Investments, at contract value	32,342,928	34,267,391
Total investments	342,426,952	311,308,990
Receivables:
Company contributions	252,058	413,290
Participant contributions	212	3,753
Notes receivable from participants	8,473,067	6,969,516
Unsettled trades	—	299,267
Total receivables	8,725,337	7,685,826
Net assets available for benefits	$351,152,289	$318,994,816

The accompanying notes are an integral part of these financial statements

Astec Industries, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2024
Additions to net assets attributed to:
Net appreciation in fair value of investments	$35,269,909
Interest and dividend income	8,400,706
Total investment income	43,670,615
Interest income on notes receivable from participants	596,003
Contributions:
Participants	23,701,051
Company	9,719,095
Rollover	1,565,925
Total contributions	34,986,071
Total additions	79,252,689
Deductions from net assets attributed to:
Benefits paid to participants	46,387,219
Administrative expenses	707,997
Total deductions	47,095,216
Net increase in net assets available for benefits	32,157,473
Net assets available for benefits as of beginning of year	318,994,816
Net assets available for benefits as of end of year	$351,152,289

The accompanying notes are an integral part of this financial statement

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all eligible full-time employees of Astec Industries, Inc. and its U.S. domiciled subsidiaries (the "Company") who have reached age eighteen. Eligible participants are automatically enrolled in the Plan with a 6% salary deferral unless they elect otherwise. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by a committee appointed by the Company. Empower Retirement, LLC is the recordkeeper for the Plan. Empower Annuity Insurance Company of America and Empower Trust Company, LLC are the trustees of the Plan.

Contributions

Participants may elect to contribute up to 90% of their base salary through payroll deductions, as defined under the provisions of the Plan document, subject to Internal Revenue Code ("Code") limitations. Annually, participants whose deferral election was 0% at the immediately preceding year end are auto enrolled in the Plan with a 6% deferral rate (unless they elect otherwise). In addition, for participants deferring between 1% and 9%, an automatic 1% deferral rate increase is applied each year on January 1.

Effective January 1, 2024, for participants that are not covered by a collective bargaining agreement, the Company matches 50% of each participant's contribution up to 8% of the participant's compensation. For participants that are covered by a collective bargaining agreement, the Company matches 75% of each participant's contribution up to 4% of the participant's compensation. Participants who will attain age 50 before the close of the Plan year are eligible to make additional catch-up contributions, subject to Code limitations. Catch-up contributions are not eligible for the Company's matching contribution.

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. If a participant is automatically enrolled, their contributions are invested in accordance with the default investment alternatives established under the Plan until the participant changes their election. The Company's contributions are allocated in the same manner as that of the participants' elective contributions.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and Plan investment earnings. Additionally, a participant's account is charged with quarterly recordkeeping fees, administrative fees for certain participant elected services and Plan investment losses. Allocations of investment earnings (losses) are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their entire account balance.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the Plan document, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balances in the respective participants' accounts and bear interest at a rate of prime plus two percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Subsequent to termination of service, a participant may receive a lump-sum amount equal to the value of his or her account on the date of distribution. Annual required minimum distributions are paid as prescribed by the Code on certain participant accounts.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS").

Administrative Expenses

Certain expenses of maintaining the Plan, such as audit, legal services and discrimination testing, are paid directly by the Company and are excluded from these financial statements. Recordkeeping fees (Note 7) and fees for investment advisory services requested by individual participants are charged directly to those participants' accounts and are included in administrative expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERlSA. If the Plan is terminated or contributions are permanently discontinued, benefits will remain 100% vested and be distributed in accordance with the provisions of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires Plan management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balances plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related loan processing fees are deducted from loan proceeds at the inception of the loan. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the Plan administrator determines the participant loan to be a deemed distribution, the recordkeeper provides the participant with the IRS required 1099R.

Investments

The Plan's investments are stated at fair value as described in Note 3.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. "Net appreciation in fair value of investments" includes the Plan's gains and losses on investments bought and sold as well as held during the year.

3. Fair Value Measurements

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 -	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 -	Unadjusted quoted prices in active markets for similar assets or liabilities; or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable for the asset or liability.

Level 3 -	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets within the fair value hierarchy:

Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end which is based on the closing price reported in the active market.

Self-directed brokerage accounts: Valued at quoted market prices, which represent the NAV of shares held by the Plan at year end (Level 1) and inputs other than quoted market prices including utilizing the fair value of the underlying holdings in certain investments with a readily determinable value or pricing models that maximize the use of observable inputs for similar securities (Level 2). Investments held in the self-directed brokerage accounts consist of mutual funds, common stocks, cash and cash equivalents, unit investment trusts and government and agency obligations.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

There have been no changes in the methodologies used as of December 31, 2024 and 2023.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan's assets are identified as being in Level 1 and Level 2 of the fair value hierarchy, other than those using NAV as a practical expedient. The following tables set forth the Plan's assets at fair value by level within the fair value hierarchy as of December 31, 2024 and 2023:

	Fair Value as of December 31, 2024
	Level 1	Level 2	Total
Mutual funds	$268,032,204	$—	$268,032,204
Self-directed brokerage accounts	2,858,163	1,299,564	4,157,727
Company common stock	2,005,237	—	2,005,237
Total investments in hierarchy	$272,895,604	$1,299,564	274,195,168
Investments measured at net asset value (a)			35,888,856
Total Investments, at fair value			$310,084,024

	Fair Value as of December 31, 2023
	Level 1	Level 2	Total
Mutual funds	$241,975,444	$—	$241,975,444
Self-directed brokerage accounts	2,924,991	751,515	3,676,506
Company common stock	2,518,605	—	2,518,605
Total investments in hierarchy	$247,419,040	$751,515	248,170,555
Investments measured at net asset value (a)			28,871,044
Total Investments, at fair value			$277,041,599

(a) Certain investments that were measured at NAV per share (or equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following table describes the investment measured at fair value based on NAV per share as a practical expedient as of December 31, 2024 and 2023. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to Plan level transactions.

Description	Fair Value 12/31/2024	Fair Value 12/31/2023	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Pooled separate account	$35,367,736	$28,229,893	N/A	Daily	N/A
Common collective trust	521,120	641,151	N/A	Daily	5 Days
Investments measured at net asset value	$35,888,856	$28,871,044

4. Interest in Stable Value Fund

The Plan has a separately managed account, the Stable Value Fund (the "Fund"), which utilizes a synthetic guaranteed investment contract ("synthetic GIC") to invest in a collective investment trust fund sponsored by the Prudential Insurance Company of America ("Prudential"). The Fund is considered to be fully benefit responsive and is reported at contract value. Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the "wrapper" agreement).

The Fund invests in the Prudential Core Conservative Intermediate Bond Fund and has entered into a wrapper contract with Prudential. A wrapper contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by participants in the trust for the underlying investments). To protect the participants' principal and accrued interest, the wrapper contract provides that the adjustments to the crediting rate will not result in a future interest crediting rate that is less than zero.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract's interest crediting rate. In addition, participant withdrawals and transfers from the trust are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.

The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at fair value. These events include termination of the Plan, a material adverse change to the provisions of the Plan or an employer election to withdraw from a wrapper contract in order to switch to a different investment provider. Plan management believes that the events described above that could result in the payment of benefits at fair value below contract value are not probable of occurring in the foreseeable future.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

6. Income Tax Status

The Company adopted a pre-approved plan, which received a favorable opinion letter from the IRS on November 14, 2022 which stated that the pre-approved plan was designed in accordance with the applicable sections of the Code. The Plan itself has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code. However, the Plan administrator believes that the adopted pre-approved plan is designed and is currently being operated in compliance with the applicable requirements of the Code and is therefore, qualified and exempt from taxation.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects for a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Parties-In-Interest and Related Party Transactions

Transactions with parties-in-interest include investments in the Company's common stock, a pooled separate account and participant loans. These transactions are exempt from the prohibited transactions rules under ERISA.

Transactions in Company stock qualify as related party transactions. The Plan held Company stock valued at $2,005,237 and $2,518,605 at December 31, 2024 and 2023, respectively. During the Plan year ended December 31, 2024, the Plan had purchases of Company stock in the amount of $319,234 and sales in the amount of $626,020.

Empower Trust Company, LLC, Empower Retirement, LLC and Empower Annuity Insurance Company of America (collectively, "Empower") provide certain administrative services to the Plan pursuant to a Master Services Agreement ("Agreement"). Empower receives revenue for recordkeeping fees charged to participants' accounts as specified in the Agreement. This revenue is used to offset certain amounts owed to Empower for its administrative services to the Plan, and therefore, qualify as party-in-interest transactions.

Additionally, the Plan pays fees to other service providers which also qualify as parties-in-interest transactions under ERISA.

8. Reconciliation between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2024	2023
Net assets available for benefits per financial statements	$351,152,289	$318,994,816
Deemed loans not reported on Form 5500	(1,083,248)	(1,105,324)
Net assets available for benefits per Form 5500	$350,069,041	$317,889,492

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2024
Net increase in net assets available for benefits per financial statements	$32,157,473
Less: deemed loans not reported on Form 5500 at December 31, 2024	(1,083,248)
Plus: deemed loans not reported on Form 5500 at December 31, 2023	1,105,324
Net increase in net assets available for benefits per Form 5500	$32,179,549

Astec Industries, Inc. 401(k) Retirement Plan
EIN: 62-0873631    Plan Number: 001
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2024

Total that Constitute Nonexempt Prohibited Transactions

Check Here If Late Participant Loan Payments Are Included	Participant Contributions Transferred Late to the Plan	Contributions not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VCFP and PTE 2002-51
☒	$335	$—	$335	$—	$—

Astec Industries, Inc. 401(k) Retirement Plan
EIN: 62-0873631    Plan Number: 001
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2024

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
American Funds	High Income Tr Fund	$1,547,921
Columbia	Strategic Income Fund	2,030,273
Empower Annuity Insurance Company *	Large Cap Growth JPMorgan Investment Management Fund	35,367,736
Fidelity	Small Cap Index	2,950,039
Fidelity	Mid Cap Index	14,000,092
Fidelity	500 Index	54,651,232
Fidelity	International Index	19,595,145
Goldman Sachs	Small Cap Value Insights Fund	3,097,251
Great Gray Trust Company, LLC	Mid Cap Value Select Fund	521,120
J.P. Morgan	Smart Retirement 2025 Fund	11,395,403
J.P. Morgan	Smart Retirement 2030 Fund	31,290,544
J.P. Morgan	Smart Retirement 2035 Fund	17,423,746
J.P. Morgan	Smart Retirement 2040 Fund	28,551,757
J.P. Morgan	Smart Retirement 2045 Fund	10,868,105
J.P. Morgan	Smart Retirement 2050 Fund	11,487,229
J.P. Morgan	Smart Retirement 2055 Fund	9,576,177
J.P. Morgan	Smart Retirement 2060 Fund	8,404,703
J.P. Morgan	Smart Retirement 2065 Fund	978,536
J.P. Morgan	Smart Retirement Income Fund	13,356,525
J.P. Morgan	Equity Income Fund	9,452,347
J.P. Morgan	Small Cap Growth Fund	1,121,325
J.P. Morgan	Mid Cap Growth Fund	7,258,498
Prudential	Core Conservative Intermediate Bond Fund	29,749,002
Prudential	Synthetic GIC Wrapper	2,593,926
PIMCO	Total Return Institutional Bond Fund	3,949,137
Schwab	Brokerage accounts	4,157,727
T. Rowe Price	Overseas Stock Fund	4,710,828
Vanguard	Treasury Money Market	335,391
Astec Industries, Inc.*	Common stock	2,005,237
Participant loans*	Interest rates ranging from 4.25%-10.5%, maturity varies through 2043	8,473,067
Total assets (held at end of year)		$350,900,019

*Represents a party-in-interest to the Plan.
Note: Cost information has not been included as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

Astec Industries, Inc. 401(k) Retirement Plan

Date: June 25, 2025	/s/ Aletheia D. Silcott
Aletheia D. Silcott Authorized Signatory Astec Industries, Inc. 401(k) Retirement Plan Committee

Exhibit Index

Exhibit No.	Exhibit Description	Filed Herewith
23.1	Consent of Independent Registered Public Accounting Firm	X